UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    Form N-8F
                        Application for Deregistration of
                     Certain Registered Investment Companies



I.       GENERAL IDENTIFYING INFORMATION

1.       Reason fund is applying to deregister (check ONLY ONE)

         [ ]      MERGER

         [X]      LIQUIDATION

         [ ]      ABANDONMENT OF REGISTRATION
                  (Note: Abandonments of Registration answer ONLY questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

         [ ]      Election of status as a BUSINESS DEVELOPMENT COMPANY
                  (Note: Business Development Companies answer ONLY questions 1 through 10 of this form and complete verification at the end of the form.)

2.       Name of fund:

         Minn Shares Inc.

3.       Securities and Exchange Commission File No.:  811-07744

4.       Is this an initial Form N-8F or an amendment to a previously filed Form
         N-8F?

         [X]  Initial Application       [ ]  Amendment

5. Address of Principal Executive office (include No. & Street, City, State, Zip Code):

         520 Diamond Lake Lane
         Minneapolis, MN 55419


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6.       Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

         Eric O. Madson, Esq.
         Robins, Kaplan, Miller & Ciresi L.L.P.
         2800 LaSalle Plaza
         800 LaSalle Avenue
         Minneapolis, MN 55402
         (612) 349-0822

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

         Cece Luikens
         5219 Skiba Drive
         Mounds View, MN 55112
         (763) 785-9070

         NOTE: ONCE DEREGISTERED, A FUND IS STILL REQUIRED TO MAINTAIN AND PRESERVE THE RECORDS DESCRIBED IN RULES 31a-1 AND 31a-2 FOR THE PERIODS SPECIFIED IN THOSE RULES.

8.       Classification of fund (check only one):

         [X]      Management company;

         [ ]      Unit investment trust; or

         [ ]      Face-amount certificate company.

9.       Subclassification if the fund is a management company (check only one);

         [ ]      Open-end       [X]   Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

         Minnesota

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

         None


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12.      Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

         None

13.      If the fund is a unit investment trust ("UIT") provide:  N/A

         (a)      Depositor's name(s) and address(es):
         (b)      Trustee's name(s) and address(es):

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (E.G., and insurance company separate account)?

         [ ] Yes         [X] No

         If Yes, for each UIT state:
                  Name(s):
                  File No.: 811-______
                  Business Address:

15.      (a)      Did the fund obtain approval from the board of directors
                  concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

                  [X] Yes      [ ] No

         (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

                  [ ] Yes      [X] No

                  If Yes, state the date on which the shareholder vote took place:

                  If No, explain:

                  The proposed liquidation of the fund will be submitted to the shareholders for approval at a Special Meeting of Shareholders to be held on Friday, September 7, 2001.

                  The fund filed preliminary proxy materials for the Special Meeting with the Commission on July 20, 2001, and has discussed those materials with the Commission Staff. The fund expects to mail definitive proxy materials to shareholders on or about Wednesday, August 8, 2001, and will file the definitive materials with the Commission at the time they are mailed to shareholders.

                  The fund will notify the Commission Staff promptly after the shareholders have approved the liquidation.


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II.      DISTRIBUTIONS TO SHAREHOLDERS

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

         [ ] Yes         [X] No   See responses to Items 18 and 19 below.

         (a) If Yes, list the date(s) on which the fund made those distributions:

         (b)      Were the distributions made on the basis of net assets?

                  [ ] Yes      [ ]  No

         (c)      Were the distributions made PRO RATA based on share ownership?

                  [ ] Yes      [ ] No

         (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

         (e)      LIQUIDATIONS ONLY:
                  Were any distributions to shareholders made in kind?

                  [ ] Yes      [ ] No

                  If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.      CLOSED-END FUNDS ONLY:
         Has the fund issued senior securities?

         [ ] Yes         [X] No

         If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.      Has the fund distributed ALL of its assets to the fund's shareholders?

         [ ] Yes         [X] No

         If No,
         (a) How many shareholders does the fund have as of the date this form is filed?

                  Approximately 370 shareholders (including approximately 130 record holders and approximately 240 beneficial owners whose shares are in street name).


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


         (b) Describe the relationship of each remaining shareholder to the fund.

                  The remaining shareholders are all of the fund's shareholders; the relationship of each remaining shareholder is the same as it was prior to the decision to liquidate the fund. The fund has not distributed any assets, because (a) the assets are illiquid and have not been liquidated at the date this form is filed, and (b) it is not feasible to distribute the assets in kind. See Item 19.

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

         [X] Yes         [ ] No

         If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

         The fund's assets consist primarily of illiquid securities in development stage companies and a relatively small number of liquid securities. Since most of these assets cannot be readily liquidated, the fund has appointed a Liquidating Agent whose duty is to liquidate these assets in an orderly and commercially reasonable manner over a period of time, and to distribute the proceeds of such liquidation, after payment of expenses of the fund, to the shareholders.

         The interests of the shareholders will be preserved and distributions will be made on the following basis:

         (a) Distributions will be made from time to time on the basis of the fund's net liquid assets after paying or providing for payment of the fund's expenses. The dates of distribution will depend on when the assets are liquidated by the Liquidating Agent.

         (b) Distributions will be made to shareholders PRO RATA based on share ownership.

         (c)      Distributions will be made in cash, and not in kind.


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


III.     ASSETS AND LIABILITIES

20. Does the fund have any assets as of the date this form is filed? (SEE QUESTION 18 ABOVE)

         [X] Yes         [ ] No

         If Yes,
         (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

                                                                         As of
                                                                        03/31/01
                                                                        --------
                  Checking account (Wells Fargo)........................$  3,506
                  Money market fund (Wells Fargo).......................     262
                  Accounts receivable and prepaid expenses..............   2,323
                  Vehicle (net of depreciation).........................     737
                  Portfolio securities (at current carrying value):
                     Developed Technology Resources (24,101 shares).....  30,126
                     Humanetics Inc. (98,145 shares).................... 294,435
                     Wam-Net Inc. (55,000 shares).......................  53,570
                     Wam Net inc. (150,000 warrants)....................     300
                     Easy Systems, Inc. (16,000 shares).................  47,200
                     Uroplasty, Inc. (30,000 shares)....................  41,400
                     Cardinal Health Systems, Inc. (103,781 shares).....  10,293
                     Quantech, Ltd. (6,500 shares)......................   8,125
                                                                        --------

                           Total Assets.................................$492,277
                                                                        ========

         (b)      Why has the fund retained the remaining assets?

                  These assets have not been liquidated or distributed for the following reasons:

                  (a) the shareholders of the fund have not yet approved the liquidation of the fund; the liquidation will be submitted to the shareholders for approval at a Special Meeting of Shareholders on September 7, 2001;

                  (b) it is not feasible to distribute the assets in kind for a number of reasons, including that in most cases the assets cannot be effectively and fairly allocated to the shareholders on a pro rata basis (i.e., many shareholders would receive only fractional shares of a portfolio security), and such distribution could cause a non-reporting issuer to become subject to the reporting requirements of the Securities Exchange Act of 1934; and

                  (c) the assets are illiquid and cannot be immediately liquidated, or cannot be liquidated in a short time without a significant discount in value to the fund and its shareholders.


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                  See Item 19 for a description of the fund's plan for
                  liquidation and distribution of these assets.

         (c)      Will the remaining assets be invested in securities?

                  [ ] Yes      [X] No

                  The remaining assets currently consist primarily of securities, but upon the liquidation of those assets the proceeds will not be re-invested in securities.

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

         [X] Yes         [ ] No

         If Yes,
         (a)      Describe the type and amount of each debt or other liability:

                  Legal fees payable....................................$ 76,026
                  Accrued federal payroll taxes.........................   1,060
                  Accrued Minnesota withholding.........................     510
                  Estimated expenses of liquidation (see Item 22).......  95,000
                                                                        --------

                           Total debts and liabilities..................$172,596
                                                                        ========


         (b) How does the fund intend to pay these outstanding debts or other liabilities?

                  When the liquidation of the fund is approved by the fund's shareholders, the fund will appoint the following person to serve as Liquidating Agent for the fund:

                           Cece Luikens
                           5219 Skiba Drive
                           Mounds View, MN 55112
                           (763) 785-9070

                  The Liquidating Agent will liquidate the fund's assets, pay or provide for the payment of the fund's debts and liabilities, and distribute the net assets remaining after such payment or provision. It is expected that the proceeds from liquidating the fund's assets will be sufficient to pay all of the fund's outstanding debts and liabilities before distributions are made to shareholders.


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


IV.      INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

22.      (a)      List the expenses incurred in connection with the Merger or
                  Liquidation:

                  (i)      Legal expenses..................................................$20,000

                  (ii)     Accounting expenses.............................................  5,000

                  (iii)    Other expenses (list and identify separately):

                           Liquidating agent...............................................  5,000
                           Transfer agent and disbursing agent............................. 20,000
                           Printing, postage, etc..........................................  5,000
                           Income taxes on liquidation of portfolio securities............. 40,000
                                                                                           -------

                  (iv)     Total expenses (sum of lines (i)-(iii) above)...................$95,000
                                                                                           =======

                                                                     [All expenses are estimated.]

         (b)      How were those expenses allocated?

                  These expenses are expenses of the fund. There will not be a separate allocation of these expenses, but the effect of the fund's payment of these expenses is that the expenses will be borne pro rata by the shareholders according to the number of shares owned by each shareholder.

         (c)      Who paid those expenses?

                  These expenses will be paid by the fund out of proceeds from the liquidation of its assets.

         (d)      How did the fund pay for unamortized expenses (if any)?

                  The fund does not have any unamortized expenses.

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

         [ ] Yes         [X] No

         If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:


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V.       CONCLUSION OF FUND BUSINESS

24.      Is the fund a party to any litigation or administrative proceeding?

         [ ] Yes         [X] No

         If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

         [ ] Yes         [X] No

         If Yes, describe the nature and extent of those activities:


VI.      MERGERS ONLY

26.      (a)      State the name of the fund surviving the Merger:

         (b) State the Investment Company Act file number of the fund surviving the Merger: 811-______

         (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

         (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.


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                                  VERIFICATION

         The undersigned states that (i) he or she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of

 Minn Shares Inc. , (ii) he or she is the  President  of  Minn Shares Inc. ,
------------------                        -----------    ------------------
 (Name of Fund)                             (Title)        (Name of Fund)

and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information and belief.


Dated: August 2, 2001.                  /s/ Lawrence P. Grady
                                            ------------------------------------
                                            Lawrence P. Grady
                                            (Signature)


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